Exhibit 5.2

DTE Gas & Oil Company

Financial Statements

Years ended December 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
DTE Gas and Oil Company

We have audited the accompanying balance sheets of DTE Gas and Oil Company as of December 31, 2006 and 2005, and the related statements of operations, comprehensive income, equity, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DTE Gas and Oil Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
September 11, 2007

DTE GAS AND OIL COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$ ―	$ ―
Accounts receivable	5,172	8,230
Due from affiliates	29,715	44,963
Deferred tax asset	24,522	53,142
Other	266	277
Total current assets	59,675	106,612

Property and equipment, net	322,018	292,613
Derivative assets	157	―
Deferred tax asset	127,783	193,781
	$509,633	$593,006

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$17,408	$34,429
Due to affiliates	1,801	1,249
Short-term borrowings from affiliate	145,877	174,077
Accrued liabilities	3,208	2,998
Derivative liabilities	65,039	147,295
Total current liabilities	233,333	360,048

Asset retirement obligations	13,050	11,285
Derivative liabilities	230,403	366,189
Other	7	9
Commitments and contingencies (Note 5)
Stockholder’s equity (deficit):
Common stock, $0.01 par value: 50,000 authorized shares	―	―
Additional paid-in capital	142,968	112,697
Accumulated deficit	(110,445)	(257,222)
Accumulated other comprehensive income	317	―
Total stockholder’s equity (deficit)	32,840	(144,525)
	$509,633	$593,006

See accompanying notes to financial statements

DTE GAS AND OIL COMPANY

    STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004
		(in thousands)
REVENUES
Gas and oil production	$141,862	$166,388	$125,584
Derivative gain (loss)	149,172	(384,579)	(118,197)
Other	312	370	735
Total net revenues	291,346	(217,821)	8,122

COSTS AND EXPENSES
Gas and oil production	19,851	18,793	18,138
Severance and other property taxes	8,473	10,042	7,363
General and administrative	3,826	2,951	3,070
Expense reimbursement - affiliate	3,050	—	2,953
Depreciation, depletion and amortization	19,566	18,411	18,801
Total operating expenses	54,766	50,197	50,325
Operating income (loss)	236,580	(268,018)	(42,203)

OTHER INCOME (EXPENSE)
Interest expense - affiliate	(10,096)	(8,899)	(10,244)
Other - net	(674)	―	―
Total other expense	(10,770)	(8,899)	(10,244)
Net income (loss) before income taxes	225,810	(276,917)	(52,447)
(Provision) benefit for income taxes	(79,033)	96,921	18,356
Net income (loss)	$146,777	$(179,996)	$(34,091)

See accompanying notes to financial statements

DTE GAS AND OIL COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Net income (loss)	$146,777	$(179,996)	$(34,091)
Other comprehensive income:
Unrealized holding gains on hedging contracts, net of taxes of $171	317	—	—
	317	—	—
Comprehensive income (loss)	$147,094	$(179,996)	$(34,091)

See accompanying notes to financial statements

DTE GAS AND OIL COMPANY

STATEMENTS OF EQUITY
(in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common stock		Paid-in	Accumulated	Comprehensive	Stockholder’s
	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)
Balance, January 1, 2004	516.8	$-	$139,856	$(43,135)	$-	$96,721
Net loss	-	-	-	(34,091)	-	(34,091)
Balance, December 31, 2004	516.8	-	139,856	(77,226)	-	62,630
Net change in affiliate advances	-	-	(27,159)	-	-	(27,159)
Net loss	-	-	-	(179,996)	-	(179,996)
Balance, December 31, 2005	516.8	-	112,697	(257,222)	-	(144,525)
Net income	-	-	−	146,777	-	146,777
Net change in affiliate advances	-	-	30,271	-	-	30,271
Other comprehensive income	-	-	-	-	317	317
Balance, December 31, 2006	516.8	$-	$142,968	$(110,445)	$317	$32,840

See accompanying notes to financial statements

DTE GAS AND OIL COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005		2004
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$146,777		$(179,996)	$(34,091)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	19,566		18,411	18,801
Deferred income taxes	94,447		(96,920)	23,337
Non-cash (gain) loss on derivative contracts	(217,711)		285,030	62,654
Asset impairments	479		186	368
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	3,058		(1,376)	1,408
Advances (to)/from affiliates	15,800		(16,420)	(10,036)
Increase (decrease) in accounts payable	(17,021)		10,855	2,510
Increase (decrease) in other operating assets and liabilities	10		251	(167)
Net cash provided by operating activities	45,405		20,021	64,784

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(47,476)		(35,790)	(21,893)
Net cash used in investing activities	(47,476)		(35,790)	(21,893)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from (payments to) affiliate	2,071		15,769	(42,891)
Net cash provided by (used in) financing activities	2,071		15,769	(42,891)
Change in cash and cash equivalents	—		—	—
Cash and cash equivalents at beginning of period	―		―	―
Cash and cash equivalents at end of period	$—	$	―	$—

  See accompanying notes to financial statements

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DTE Gas and Oil Company (“the Company”) is a company engaged primarily in the development and production of natural gas and, to a lesser extent, oil in northern Michigan. The Company is a wholly-owned subsidiary of MCN Energy Enterprises (“the Parent”), which is a wholly-owned subsidiary of DTE Energy Company (NYSE:DTE).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income includes net income and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources. These changes, other than net income, are referred to as “other comprehensive income” and for the Company include only changes in the fair value of unrealized hedging gains and losses.

Business Segments

The Company’s operations are organized into one reportable business segment under Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are calculated as if the Company filed a return on a separate company basis. As part of the process of preparing financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. Significant judgment is required in determining the income tax expense provision. The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company assesses the likelihood of its deferred tax assets being recovered from future taxable income. The Company then provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the valuation allowance. Any decrease or increase in the   valuation allowance could have a material impact on net income in the period in which such determination is made. The deferred tax provision or benefit each year represents the net change during that year in the deferred tax asset and liability balances. Separate company state tax returns are filed in those states in which the Company is registered to do business.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivables and Allowance for Possible Losses

In evaluating its allowance for possible losses, the Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by the Company’s review of its customer’s credit information. The Company extends credit on an unsecured basis to many of its customers. The Company sells substantially all its production to an affiliate at current market prices. At December 31, 2005 and 2006, the Company’s credit evaluation indicated that it had no need for an allowance for possible losses.

Property and Equipment

Property and equipment is stated at cost. Depreciation, depletion and amortization is based on cost less estimated salvage value primarily using the units-of-production or straight-line method over the assets estimated useful lives. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property are capitalized. Other property and equipment are being depreciated over 3 to 20 years on a straight line basis.

Property and equipment consists of the following at the dates indicated (in thousands):

	December 31,
	2006	2005
Mineral interests:
Proved properties	$36,253	$31,901
Unproved properties	5,373	6,376
Wells and related equipment	374,434	329,826
Other	2,852	2,810
	418,912	370,913
Accumulated depreciation, depletion and amortization:
Oil and gas properties	(95,522)	(77,098)
Other	(1,372)	(1,202)
	(96,894)	(78,300)
	$322,018	$292,613

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Oil and Gas Properties

The Company follows the successful efforts method of accounting for oil and gas producing activities. Exploratory drilling costs are capitalized pending determination of whether a well is successful. Exploratory wells subsequently determined to be dry holes are charged to expense. Costs resulting in exploratory discoveries and all development costs, whether successful or not, are capitalized. Geological and geophysical costs and delay rentals are expensed. Oil is converted to gas equivalent basis (“Mcfe”) at the rate one barrel equals 6 thousand cubic feet (“Mcf”). Depletion is provided on the units-of-production method using estimated remaining reserve quantities. Unproved properties are reviewed annually for impairment or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment charges are recorded if conditions indicate the Company will not explore the acreage prior to expiration of the applicable leases or if it is determined that the carrying value of the properties is above their fair value.

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Long-lived assets are reviewed for potential impairments at the lowest levels for which there are identifiable cash flows that are largely independent of other groups of assets. The review is done by determining if the historical cost of proved properties less the applicable accumulated depreciation, depletion and amortization and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on the Company’s plans to continue to produce and develop proved reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. The Company estimates prices based upon market related information including published futures prices. The estimated future level of production is based on assumptions surrounding future levels of prices and costs, field decline rates, market demand and supply, and the economic and regulatory climates. If the carrying value exceeds such cash flows, an impairment loss is recognized for the difference between the estimated fair market value, (as determined by discounted future cash flows) and the carrying value of the assets.

Upon the sale or retirement of a complete field of a proved property, the cost is eliminated from the property accounts, and the resultant gain or loss is reclassified to income. Upon the sale of an individual well the proceeds are credited to accumulated depreciation and depletion. Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment individually, a gain or loss is recognized in the statements of income. If a partial interest in an unproved property is sold, any funds received are accounted for as a reduction of the cost in the interest retained.

Capitalized Interest

The Company capitalizes interest on funds borrowed from its affiliate related to its costs associated with the drilling and completion of new wells and other capital projects. Interest is capitalized only during the periods in which these assets are brought to their intended use.

The weighted average interest rate used to capitalize interest was 6.75%, 6.75% and 6.0% for the years ended December 31, 2006, 2005 and 2004, respectively, which resulted in interest capitalized of $291, $212 and $92 for the respective periods.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligations

The Company accounts for asset retirement obligations as required under SFAS No. 143, “Accounting for Retirement Asset Obligations” (“SFAS 143”) and FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”) which require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. The Company has asset retirement obligations related to the plugging and abandonment of its oil and gas wells. SFAS 143 requires the Company to consider estimated salvage value in the calculation of depreciation, depletion and amortization.

Fair Value of Financial Instruments

The Company used the following assumptions in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value:

•	For receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

•	For derivatives the carrying value approximates fair value because the Company marks to market all derivatives.

•	For debt the carrying value approximates fair value because of the substantially short maturity of these instruments.

Derivative Instruments

The Company applies the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its various amendments (“SFAS 133”). SFAS 133 requires each derivative instrument to be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in a derivative instrument’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. All activity reflected in the financial statements related to natural gas derivative contracts were transacted with DTE affiliate companies.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company accounts for environmental contingencies in accordance with Statement of Position 96-1 “Environmental Remediation Liabilities” and SFAS No. 5 “Accounting for Contingencies.” Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities for environmental contingencies are recorded when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain types of environmental contingencies. For the years ended December 31, 2006, 2005 and 2004, the Company had no environmental contingencies requiring specific disclosure or the recording of a liability.

Revenue Recognition

The Company records the income from the working interests and overriding royalties of wells in which it owns an interest when the gas and oil are delivered.

Because there are timing differences between the delivery of natural gas and oil and the Company’s receipt of a delivery statement, the Company has unbilled revenues. These revenues are accrued based upon volumetric data from the Company’s records and applicable product prices. The Company had unbilled receivables at December 31, 2006 and 2005 of $32.0 million and $51.0 million, respectively, which are included in Accounts receivable and Accounts receivable-affiliate on its Balance Sheets.

Supplemental Cash Flow Information

	Years Ended December 31,
	2006		2005		2004
Cash paid for:
Interest, net of amounts capitalized		$10,096		$8,899		$10,244
Income taxes	$	―	$	―	$	―

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Financial Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement will be effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Statement offers various options in electing to apply the provisions of this Statement, and at this time the Company has not made any decision as to its application and is evaluating the impact of the adoption of SFAS 159 on the Company’s financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses the need for increased consistency in fair value measurements, defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a framework for measuring fair value and expands disclosure requirements. SFAS 157 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of SFAS 157 on its financial position and results of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” or SAB 108. SAB 108 was issued to provide consistency in how registrants quantify financial statement misstatements. The Company initially applied SAB 108 in connection with the preparation of its financial statements for the year ended December 31, 2006. The application of SAB 108 did not have a material impact on the Company’s financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity’s uncertain tax positions. FIN 48 is effective for the Company beginning January 1, 2007. The Company does not expect the adoption of FIN 48 to have a significant impact on its financial position or results of operations.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 3—ASSET RETIREMENT OBLIGATIONS

The Company follows SFAS No 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations,” which require the Company to recognize an estimated liability for the plugging and abandonment of its oil and gas wells. Under SFAS 143, the Company must currently recognize a liability for future asset retirement obligations if a reasonable estimate of the fair value of that liability can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 requires the Company to consider estimated salvage value in the calculation of depreciation, depletion and amortization.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserve estimates, external estimates as to the cost to plug and abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements.

The Company has no assets legally restricted for purposes of settling asset retirement obligations. Except for the item previously referenced, the Company has determined that there are no other material retirement obligations associated with tangible long-lived assets.

A reconciliation of the Company’s liability for well plugging and abandonment costs for the periods indicated is as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Asset retirement obligations, beginning of period	$11,285	$10,090	$9,209
Liabilities incurred	564	514	323
Liabilities settled	—	—	(60)
Revision in estimates	439	—	─
Accretion expense	762	681	618
Asset retirement obligations, end of period	$13,050	$11,285	$10,090

The above accretion expense is included in depreciation, depletion and amortization in the Company’s Statements of Operations.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 4—DERIVATIVE INSTRUMENTS

From time to time, the Company’s Parent enters into natural gas derivative financial instruments, primarily swaps, to hedge the Company’s exposure to changes in natural gas prices. The Company is also subject to physical fixed price contracts with affiliates of DTE which qualify as derivative instruments.

The Company’s Parent did not historically designate all derivative contracts with or on behalf of the Company as cash flow hedges, which involves formally documenting all relationships between hedging instruments and the items being hedged, including the risk management objective and strategy for undertaking the hedging transactions. This also includes matching the natural gas derivative contracts to the forecasted transactions. For contracts that have been designated as cash flow hedges, and where the Company is a party to the contract, the Company’s Parent assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives are highly effective in offsetting changes in the fair value of the hedged items. The Company is a party to the derivative contracts in which cash flow hedge accounting is elected by its Parent to be applied in the Company’s financial statements. Gains or losses on contracts that are designated as cash flow hedges are charged or credited to Accumulated Other Comprehensive Income (Loss) and recognized as a component of gas production revenues in the month the hedged gas is sold. If it is determined that a derivative is not highly effective as a hedge or it has ceased to be a highly effective hedge, due to the loss of correlation between changes in gas reference prices under a hedging instrument and actual gas prices, the Company will discontinue hedge accounting for the derivative and subsequent changes in fair value for the derivative will be recognized immediately into earnings. For contracts that have not been designated as cash flow hedges, the Company has recorded changes in their fair values within earnings. Gains or losses on contracts are determined as the difference between the contract price and a reference price, generally prices on NYMEX.

At December 31, 2006, the Company had natural gas swap and forward sales contracts related to natural gas sales covering 102.8 million MMBtus of natural gas, maturing through December 31, 2014 at a combined average settlement price of $3.65 per MMBtu. The Company recognized a gain of $149.2 million and losses of $384.6 million and $118.2 million on contracts covering natural gas production for the years ended December 31, 2006, 2005 and 2004, respectively. The Company recognized a non-cash gain of $217.7 million and non-cash losses of $285.0 million and $62.7 million during the above periods related to the mark-to-market of non-hedge designated derivatives and hedge ineffectiveness, which is included in derivative gain (loss) on its Statement of Operations.

Of the $317,000 net gain in Accumulated Other Comprehensive Income at December 31, 2006, the Company will not reclassify any amounts to its Statements of Operations over the next twelve month period, as these contracts expire $317,000 of gains will be reclassified in later periods if the fair values of the instruments remain at current market values.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 4 - DERIVATIVE INSTRUMENTS (CONTINUED)

As of December 31, 2006, the Company had the following natural gas derivative contracts with affiliates of DTE:

Fixed Price Swaps

Twelve Month
Period Ending December 31,	Volumes	Average Fixed Price	Fair Value Liability
	(MMBtu)	(per MMBtu)	(in thousands)
2007	14,986,000	$3.27	$(53,531)
2008	16,202,400	$3.73	(63,218)
2009	14,986,000	$3.48	(54,524)
2010	14,986,000	$3.59	(44,141)
2011	11,927,600	$3.70	(28,162)
2012	9,000,000	$3.80	(16,040)
2013	9,000,000	$3.92	(13,435)
2014	9,000,000	$4.04	(10,726)
			$(283,777)

Forward Sales

Twelve Month
Period Ending December 31,	Volumes	Average Fixed Price	Fair Value Liability
	(MMBtu)	(per MMBtu)	(in thousands)
2007	2,814,533	$2.74	$(11,508)
			$(11,508)
		Net Liability	$(295,285)

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 5—COMMITMENTS AND CONTINGENCIES

The Company is one of four defendants in a personal injury action filed in Antrim County Circuit Court in northern Michigan in August, 2006.  The complaint alleges that plaintiff suffered serious personal injuries as a result of the defendants’ negligence.  The Company intends to vigorously defend itself in this matter and does not believe that any settlement will be material to its financial position or results of operations.

The Company is also a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

NOTE 6 — CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

All derivative agreements are contracted with affiliates (see Note 4) and the Company is included in its Parent’s consolidated tax return (see Note 7). In addition, oil and gas production revenues of $134.9 million, $157.9 million and $120.5 million were sold to affiliates in the years ended December 31, 2006, 2005 and 2004, respectively.

The Company utilizes the cash management services of its ultimate Parent. As such, the Parent invests the Company’s excess cash or advances funds as needed. These services are covered by a cash management and working capital loan agreement. This agreement calls for monthly interest payments at an interest rate determined by DTE. Any loans have a maturity date twelve months after the date of each agreement and may be extended for an additional twelve months, t hese loans are shown as short-term borrowings from affiliate on the Company’s Balance Sheets . Interest rates charged to the Company on such loans were 6.75%, 6.75% and 6.0% for the years ended December 31, 2006, 2005 and 2004, respectively.

Due to/from affiliates shown on the Company’s Balance Sheets represents amounts owed or receivable for advances and other transactions in the normal course of business. The Company depends on its parent company, DTE Energy Company and its affiliates, for many management and administrative functions. The Company is billed a fee and reimburses DTE for management and administrative services and expenses incurred on its behalf. This fee and expense reimbursement is shown as Expense reimbursement-affiliate on the Company’s Statements of Operations, the Company was not charged a fee by its Parent in 2005.

NOTE 7 — INCOME TAXES

The following table details the components of the Company’s provision for income taxes for the periods indicated:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
(Provision) benefit for income taxes:
Current	$-	$-	$-
Deferred	(79,033)	96,921	18,356
	$(79,033)	$96,921	$18,356

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 7— INCOME TAXES (CONTINUED)

A reconciliation between the statutory federal income tax rate and the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2006	2005	2004
Statutory tax rate	35%	35%	35%
	35%	35%	35%

The components of the Company’s net deferred tax assets are as follows:

	December 31,
	2006	2005
	(in thousands)
Deferred tax assets related to:
Accrued expenses	$1,644	$1,384
Unrealized loss on derivatives	103,924	180,431
Asset retirement obligations	4,568	3,950
Net operating loss carry forwards	35,536	40,937
Tax credit carryforwards	67,493	67,493
	213,165	294,195
Deferred tax liabilities related to:
Unrealized gain on derivatives	$(171)	$-
Property and equipment basis differences	(60,689)	(47,272)
	(60,860)	(47,272)

Net deferred tax asset	$152,305	$246,923

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 7 — INCOME TAXES - (CONTINUED)

Deferred income tax assets and liabilities are classified as current or long-term consistent with the classification of the related temporary difference and are recorded in the Company’s balance sheets as follows:

	December 31,
	2006	2005
	(in thousands)
Current deferred tax asset	$24,522	$53,142
Non-current deferred tax asset	127,783	193,781
	$152,305	$246,923

The Company had net operating loss carryforwards of $101.5 million at December 31, 2006, primarily related to federal income taxes that will expire beginning in 2019 and ending in 2021 if unused.

NOTE 8—SUPPLEMENTAL OIL AND GAS INFORMATION

Results of operations from oil and gas producing activities for the periods indicated are as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Revenues (1)	$73,323	$66,839	$70,041
Production costs	(28,324)	(28,835)	(25,501)
Exploration expenses	−	−	−
Depreciation, depletion and amortization	(19,474)	(18,302)	(18,675)
Income tax provision	(8,934)	(6,896)	(9,053)
Results of operations from oil and gas producing activities	$16,591	$12,806	$16,812

(1)   Excludes gains or losses on mark-to-market financial commodity derivative contracts, see Note 4.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 8—SUPPLEMENTAL OIL AND GAS INFORMATION - (CONTINUED)

Capitalized Costs Related to Oil and Gas Producing Activities. The components of capitalized costs related to the Company’s oil and gas producing activities at the dates indicated are as follows (in thousands):

	At December 31,
	2006	2005
Mineral interests:
Proved properties	$36,253	$31,901
Unproved properties	5,373	6,376
Wells and related equipment	374,434	329,826
	416,060	368,103
Accumulated depreciation, depletion and amortization	(95,522)	(77,098)
Net capitalized costs	$320,538	$291,005

Costs Incurred in Oil and Gas Producing Activities . The costs incurred by the Company in its oil and gas activities for the periods indicated are as follows (in thousands):

	Years Ended December 31,
	2006	2005	2004
Property acquisition costs:
Proved properties	$3,454	$2,017	$1,085
Unproved properties	372	1,842	669
Exploration costs	202	183	285
Development costs	44,753	32,311	20,358
	$48,781	$36,353	$22,397

The development costs above were substantially all incurred for the development of proved undeveloped properties.

Oil and Gas Reserve Information (Unaudited)

The estimates of the Company’s proved and unproved gas and oil reserves are based upon evaluations made by management and verified by independent petroleum engineers. All reserves are located within the United States. Reserves are estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost escalation except by contractual arrangements.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 8—SUPPLEMENTAL OIL AND GAS INFORMATION - (CONTINUED)

Proved oil and gas reserves are the estimated quantities of natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

•
Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

•
Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

•
Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as “indicated additional reservoirs”; (b) crude oil and natural gas, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (c) crude oil and natural gas, that may occur in undrilled prospects; and natural gas, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operation methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future net revenues and the timing of development expenditures. The reserve data presented represents estimates only and should not be construed as being exact. Additionally, the standardized measure of discounted future net cash flows may not represent the fair market value of the Company’s oil and gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in oil and gas prices and in production and development costs and other factors for effects have not been proved.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 8—SUPPLEMENTAL OIL AND GAS INFORMATION - (CONTINUED)

The Company’s reconciliation of changes in proved reserve quantities is as follows (unaudited):

	Gas	Oil
	(MMcf)	(MBbls)
Balance January 1, 2004	351,816	21
Current additions	14,133	―
Revisi ons	(8,306)	27
Production	(22,481)	(13)
Balance December 31, 2004	335,162	35
Current additions	31,455	―
Revisions	(6,900)	(10)
Production	(21,498)	(5)
Balance December 31, 2005	338,219	20
Current additions	130,738	―
Revisi ons	(5,495)	(8)
Production	(21,416)	(9)
Balance December 31, 2006	442,046	3

Proved developed reserves at:
December 31, 2004	310,701	35
December 31, 2005	317,235	20
December 31, 2006	302,969	3

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 8—SUPPLEMENTAL OIL AND GAS INFORMATION - (CONTINUED)

The following schedule presents the standardized measure of estimated discounted future net cash flows relating to proved oil and gas reserves. The estimated future production is priced at year-end prices, adjusted only for fixed and determinable increases in natural gas and oil prices provided by contractual agreements. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on year-end cost levels and includes the effect on cash flows of settlement of asset retirement obligations on gas and oil properties. The future net cash flows are reduced to present value amounts by applying a 10% discount factor. The standardized measure of future cash flows was prepared using the prevailing economic conditions existing at December 31, 2004, 2005 and 2006 and such conditions continually change. Accordingly, such information should not serve as a basis in making any judgment on the potential value of recoverable reserves or in estimating future results of operations.

	Years Ended December 31,
	2006	2005	2004
	(in thousands, unaudited)

Future cash inflows	$2,444,857	$3,510,353	$2,273,271
Future production costs	(703,709)	(470,876)	(577,255)
Future development costs	(131,555)	(21,838)	(16,594)
Future income tax expense	(425,189)	(900,843)	(432,675)
Future net cash flows	1,184,404	2,116,796	1,246,747
Less 10% annual discount for estimating timing of cash flows	(648,642)	(1,154,842)	(646,442)
Standardized measure of discounted future net cash flows	$535,762	$961,954	$600,305

The future cash flows estimated to be spent to develop proved undeveloped properties in the years ended December 31, 2007, 2008, 2009 and 2010 are $60.5 million, $44.1 million, $23.0 million and $4.0 million, respectively.

DTE GAS AND OIL COMPANY

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
DECEMBER 31, 2006

NOTE 8—SUPPLEMENTAL OIL AND GAS INFORMATION - (CONTINUED)

The following table (in thousands) summarizes the changes in the standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes for the years ended December 31, 2004, 2005 and 2006.

	Years Ended December 31,
	2006	2005	2004
		(unaudited)
Balance, beginning of period	$961,954	$600,305	$359,159
Increase (decrease) in discounted future net cash flows:
Sales of oil and gas, net of related costs	(114,169)	(137,873)	(100,917)
Net changes in prices and production costs	(723,715)	557,585	302,975
Revisions of previous quantity estimates	(10,034)	(44,872)	(20,206)
Development costs incurred	21,519	15,285	14,230
Changes in future development costs	(109,717)	(5,245)	6,184
Extensions, discoveries, and improved recovery less related costs	236,532	145,814	34,954
Accretion of discount	96,195	60,031	35,916
Net changes in future income taxes	217,045	(201,046)	(67,606)
Other	(39,848)	(28,030)	35,616
Balance, end of period	$535,762	$961,954	$600,305

NOTE 9 - SUBSEQUENT EVENT

On June 29, 2007, the Company was acquired by Atlas Energy Resources, LLC (NASDAQ:ATN) for $1.268 billion, including adjustments for working capital of $10.4 million and current year capital expenditures of $19.0 million. Simultaneous with this transaction, DTE assumed all income tax liabilities, affiliate debt not specifically related to oil and gas production and derivative contracts. Subsequent to the acquisition of DGO, the Company changed its name to Atlas Gas & Oil Company (“AGO”).